Exhibit 99.2

DRAGONWAVE INC.

SUPPLEMENT TO

SHORT-TERM COMMON SHARE PURCHASE WARRANTS

This Supplement (the “Supplement”) to Short-Term Common Share Purchase Warrants issued August 8, 2016 (the “Warrants”), is made effective as of January 25, 2017 (the “Effective Date”), by DragonWave Inc. (the “Company”).  All capitalized terms used in this Supplement without definition are defined as set forth in the Warrants.

WHEREAS, Section 2(b) of the Warrant provides that the Company may, at any time during the term of the Warrants, with respect to all of the then outstanding Warrants, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company, in its sole discretion.

WHEREAS, the Board has deemed it appropriate to reduce the Exercise Price from US$4.00 to US$1.50 for the remainder of the term of the Warrants.

NOW, THEREFORE:

Section 1.  Supplement of Warrant.  The Warrant is hereby supplemented as follows:

“Pursuant to Section 2(b), the Exercise Price is hereby reduced to $1.50 for the remainder of the term of the Warrants.”

Section 2.  Supplement Applicable to Subsequent Holders.  The modification of the Warrant pursuant to this Supplement shall apply to the current and any and all subsequent holders of the Warrant.

Section 3.  Continuing Validity.  Except as otherwise expressly provided herein, the Warrant shall remain in full force and effect..

DragonWave Inc.

By:	/s/ Patrick Houston
Name: Patrick Houston
Title: Chief Financial Officer